EXHIBIT 3.1

AMENDMENT
TO
BYLAWS
OF
LIQUIDMETAL TECHNOLOGIES, INC.

Article III, Section 3.2 of the Bylaws of Liquidmetal Technologies Inc. (the “Bylaws”) is hereby deleted in its entirety and replaced with the following:

“2.11 Number and Term of Office.  Except as otherwise provided in the Certificate of Incorporation of the Corporation, the number of directors of the Corporation shall be determined by resolution of the Board of Directors; provided, however, that no decrease in the number of directors shall affect the term of any director then in office.  Each director shall be elected at the annual meeting of the Corporation to hold office until the expiration of the term for which they are elected or until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal as hereinafter provided.”

Except as aforesaid, the Bylaws shall remain in full force and effect.

Adopted by the Board of Directors and effective on September 19, 2011